UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                SCHEDULE 13D/A-1

                    Under the Securities Exchange Act of 1934


                             Power Exploration, Inc.
                                (Name of Issuer)


                          Common Stock, par value $0.02
                         (Title of Class of Securities)


                                   739272 20 1
                                 (CUSIP Number)


   Joe Bill Bennett, 11701 South Freeway, Burleson, Texas 76028 (817) 293-9334
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 14, 2000
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).


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                                  SCHEDULE 13D

CUSIP No. 739272 20-1

1)  NAME OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Allen Z. Wolfson

2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                       (A) (   )
                                                                       (B) (   )

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

 OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

Citizen of the State of Utah

                           7)  SOLE VOTING POWER                     520,315
NUMBER OF
SHARES
BENEFICIALLY               8)  SHARED VOTING POWER                    40,825
OWNED BY
EACH
REPORTING                  9)  SOLE DISPOSITIVE POWER                520,315
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER              40,825

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
561,140

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.85%

14)  TYPE OF REPORTING PERSON

IN


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Item 1.  Security and Issuer

     This schedule relates to common stock, par value $0.02 per share, of Power Exploration, Inc. ("Common Stock"). Power Exploration, Inc. ("Power Exploration") is a Nevada corporation with principal offices at 5416 Birchman Avenue, Fort Worth, Texas 76107.

Item 2.  Identity and Background

(a)  This schedule is filed by Allen Z. Wolfson, a Utah resident.

(b) The business address for Allen Z. Wolfson is 268 West 400 South, Suite 300, Salt Lake City, Utah 84101

(c) The principal business of Mr. Wolfson is providing financial and business consulting services.

(d) During the last five (5) years, Mr. Wolfson has not been convicted in a criminal proceeding.

(e) During the last five (5) years Mr. Wolfson has not been a party to a civil proceeding which has resulted in a judgment, decree or final order enjoining future violations of or prohibiting or mandating any activities subject to state or federal securities laws or finding a violation of such laws.

(f)  Mr. Wolfson is a United States citizen and a citizen of the State of Utah

Item 3.  Source and Amount of Funds or Other Consideration

     Mr. Wolfson originally acquired 750,000 shares and an option to purchase an additional 750,000 shares at $0.66667 on or after March 19, 2000, pursuant to an advisory agreement dated December 8, 2000 (See Form 13D filed January 28, 2000). Pursuant to the Agreement, Mr. Wolfson agreed to provide services to Power Exploration, Inc. in exchange for the 750,000 shares of stock and the option to purchase an additional 750,000 shares at $0.66667. On February 15, 2000, the parties to the Advisory Agreement agreed to cancel and rescind the option to purchase the 750,000 shares. A total of 561,140 shares are attributed beneficially to Mr. Wolfson and are owned as follows: As owner of A-Z
Professional Consultants, Inc., a Utah Corporation, ("A-Z") Mr. Wolfson has beneficial ownership of 39,825 shares which are owned by A-Z which shares were purchased in market transactions between January 11, 2000 and April 25, 2000. As owner of A-Z Oil, LLC, a Utah Limited Liability Company ("A-Z Oil"), Mr. Wolfson has beneficial ownership of 1,000 shares which are owned by A-Z Oil, which shares were purchased in market transactions on March 16, 2000 (500 shares) and March 20, 2000 (500 shares). Mr. Wolfson owns 520,315 shares which remain from the 750,000 shares received from Power Exploration, Inc. for services.

Item 4.  Purpose of Transaction

     The following discussion states the purpose or purposes of the acquisition of securities of the issuer and describes any plans or proposals resulting in material transactions with Power Exploration.

Mr. Wolfson

     Mr. Wolfson has no current plans to purchase additional shares. Mr. Wolfson may continue to dispose of his shares in Power Exploration, Inc. in market transactions.

     Mr. Wolfson has no current plans which relate to or would result in any extraordinary corporate transaction; a sale or transfer of a material amount of assets; a change in company management, directors, capitalization, dividend policy, or other material change in corporate business or structure. Mr. Wolfson does not plan to take an active part in company affairs other than to provide the services which he has contracted to provide pursuant to the Agreement referred to in Item 3, above, and attached as an exhibit as an exhibit to his previous Form 13D filing of January 28, 2000.

     Mr. Wolfson's intentions are to assist Power, pursuant to said Agreement, by helping it find suitable business opportunities, by assisting in implementing Power's growth strategies and providing general consulting on business and financial issues.

A-Z

A-Z acquired its shares in market transactions for investment purposes. A-Z is a consulting company which is 100% owned by Allen Wolfson A-Z is in the business of providing business consulting services to small companies. A-Z owns less than 1% of the shares of Power Exploration, Inc.

A-Z OIL

A-Z Oil acquired its shares in market transactions for investment purposes. A-Z Oil is a company which is 100% owned by Allen Wolfson A-Z Oil is in the business of providing business consulting services to small companies. A-Z Oil owns less than 1% of the shares of Power Exploration, Inc.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Mr. Wolfson may be found in rows 7 - 11 and 13 of the cover page.

(b) The powers that Mr. Wolfson has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page. The quantity of shares owned by Mr. Wolfson as of the date of his January 25, 2000 Form 13D filing was 725,200. These shares and options were acquired for services. The option to purchase 750,000 shares at $0.66667 per share, which was exercisable in May, 2000, was canceled on February 15, 2000. As of the date of this filing, and since April 24, 2000, Mr. Wolfson has had legal and/or beneficial ownership of less than 5% of the issued and outstanding shares of Power Exploration, Inc.

(c) Since the filing of his Form 13D dated January 25, 2000, Mr. Wolfson has sold shares of Power Exploration as set out below:

TRANSACTION DATE               AMOUNT SOLD                             PRICE
January 27,2000                   1,000                               $9.0638
February 2, 2000                 10,500                               $8.1839
February 4, 2000                  5,000                               $8.1785
February 15, 2000               750,000*                                 0*
February 16, 2000                 7,070                               $8.125
February 24, 2000                50,000                               $5.3625
February 25, 2000                 5,315                               $8.9947
March 30, 2000                   19,940                               $3.6363



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April 3, 2000 60 $3.6363  April 14, 2000 49,800  $3.5115 April 24, 2000** 56,200
$3.00 * On February 15, 2000, Power Exploration and Mr. Wolfson mutually agreed to cancel an option which had previously been granted to Mr. Wolfson by contract and which would have allowed him the right to purchase up to 750,000 common shares of Power Exploration at $0.6667 per share beginning on March 16, 2000.

** As of April 24, 2000, Allen Wolfson owned less than 5% of the issued and outstanding shares of Power Exploration and had no further duty to report under the provisions of Section 13(d) of the Securities Exchange Act of 1934.

Since the filing of Mr. Wolfson's Form 13D dated January 25, 2000, A-Z has purchased shares of Power Exploration as set out below

Transaction Date               Amount Bought                           Price
January 28, 2000                 1,000                                $9.0638
January 31, 2000                 2,500                                $9.4363
February 9, 2000                   500                                $8.5060
February 18, 2000                  685                                $8.2837
February 23, 2000                1,000                                $9.0425
February 29, 2000                  500                                $8.30
March 7, 2000                      500                                $7.2698
March 8, 2000                    3,000                                $6.0283
March 16, 2000                     500                                $5.3387
March 20, 2000                     500                                $5.7250
March 21, 2000                     500                                $5.4675
March 22, 2000                   1,000                                $5.5662
March 28, 2000                  13,440                                $5.7871
March 29, 2000                     500                                $6.50
March 30, 2000                   2,000                                $6.1333
April 6, 2000                    1,000                                $6.7894
April 13, 2000                   5,200                                $5.4133
April 24, 2000                   5,500                                $5.1555



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Since the filing of Mr.  Wolfson's  Form 13D dated  January  25,  2000,  A-Z Oil purchased shares of Power Exploration as set out below

Transaction Date               Amount Bought                           Price
March 16, 2000                     500                                $5.00
March 20, 2000                     500                                $4.75


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to Be Filed as Exhibits.

         None

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date August 1, 2000                 /s/ Allen Wolfson
                                   --------------------
                                    Allen Wolfson

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).